UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Vipshop Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

92763W103
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 38,797,797[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,852,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,852,698[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% of total outstanding Shares and 11.0% of Class A Ordinary Shares[3]
14	TYPE OF REPORTING PERSON CO

[1]
Includes 12,852,698 Class A ordinary shares of par value US$0.0001 per share (“Class A Ordinary Shares”) beneficially owned by the Reporting Person, 16,510,358 Class B ordinary shares of par value US$0.0001 per share (“Class B Ordinary Shares”) held by Elegant Motion Holdings Limited and beneficially owned by Mr. Eric Ya Shen and 385,000 Class A ordinary shares beneficially owned by Mr. Eric Ya Shen as of March 31, 2019 as options granted under a share incentive plan of the Issuer, and 8,952,810 Class A Ordinary Shares held by High Vivacity Holdings Limited and beneficially owned by Mr. Arthur Xiaobo Hong and 96,931 Class A ordinary shares beneficially owned by Mr. Arthur Xiaobo Hong as of March 31, 2019 as restricted shares granted under a share incentive plan of the Issuer.  Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof.  Elegant Motion Holdings Limited, Mr. Eric Ya Shen, High Vivacity Holdings Limited and Mr. Arthur Xiaobo Hong are collectively referred to as the “Founder Parties.”  Pursuant to the Investor Rights Agreement, dated as of December 29, 2017, by and among the Issuer, the Founder Parties, Windcreek Limited and the Reporting Person, the Founder Parties agreed to support and vote their Shares (as defined herein) in favor of and not take any action to prevent the appointment or election of one (1) director designated by the Reporting Person to the Issuer’s board of directors.  The undersigned disclaims beneficial ownership of the securities indicated.

[2]	The Reporting Person is deemed to beneficially own 12,852,698 Class A Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.”
[3]
As a percentage of 133,799,695 outstanding Shares of the Issuer, as of September 30, 2019, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2019 (including 117,289,337 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares).  Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to ten votes per share.  Accordingly, and based on the foregoing, the 12,852,698 Class A Ordinary Shares beneficially owned by the Reporting Person represent 9.6% of the total Shares outstanding, 11.0% of the Class A Ordinary Shares outstanding and approximately 4.6% of the aggregate voting power of the total issued and outstanding Shares.

CUSIP No. 92763W103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 38,797,797[4]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,852,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,852,698[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% of total outstanding Shares and 11.0% of Class A Ordinary Shares[6]
14	TYPE OF REPORTING PERSON CO

[4]
Includes 12,852,698 Class A Ordinary Shares beneficially owned by the Reporting Person, 16,510,358 Class B Ordinary Shares held by Elegant Motion Holdings Limited and beneficially owned by Mr. Eric Ya Shen and 385,000 Class A ordinary shares beneficially owned by Mr. Eric Ya Shen as of March 31, 2019 as options granted under a share incentive plan of the Issuer, and 8,952,810 Class A Ordinary Shares held by High Vivacity Holdings Limited and beneficially owned by Mr. Arthur Xiaobo Hong and 96,931 Class A ordinary shares beneficially owned by Mr. Arthur Xiaobo Hong as of March 31, 2019 as restricted shares granted under a share incentive plan of the Issuer. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Pursuant to the Investor Rights Agreement, dated as of December 29, 2017, by and among the Issuer, the Founder Parties, Windcreek Limited and Tencent Mobility Limited, the Founder Parties agreed to support and vote their Shares (as defined herein) in favor of and not take any action to prevent the appointment or election of one (1) director designated by Tencent Mobility Limited to the Issuer’s board of directors.  The undersigned disclaims beneficial ownership of the securities indicated.

[5]	The Reporting Person is deemed to beneficially own 12,852,698 Class A Ordinary Shares.

[6]
As a percentage of 133,799,695 outstanding Shares of the Issuer, as of September 30, 2019, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2019 (including 117,289,337 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares).  Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to ten votes per share.  Accordingly, and based on the foregoing, the 12,852,698 Class A Ordinary Shares beneficially owned by the Reporting Person represent 9.6% of the total Shares outstanding, 11.0% of the Class A Ordinary Shares outstanding and approximately 4.6% of the aggregate voting power of the total issued and outstanding Shares.

CUSIP No. 92763W103	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed on January 8, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 21, 2018 and further amended by Amendment No. 2 to the statement on Schedule 13D filed on March 7, 2019 (as so amended, the “Statement”) relating to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Vipshop Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, People's Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing 0.2 Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “VIPS.” The Reporting Persons (as defined below) beneficially own Class A Ordinary Shares (including the Class A Ordinary Shares represented by ADSs).

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following information:

From November 25, 2019 to, and including December 13, 2019, Tencent Mobility purchased an aggregate of 6,472,841 ADSs, representing approximately 1,294,568 Class A Ordinary Shares of the Issuer, in the open market, for an aggregate purchase price of US$84,191,948 with a weighted average trading price of US$13.01 per ADS.  Tencent Mobility used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to acquire such shares.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 12,852,698 Class A Ordinary Shares.

Based on a total of 117,289,337 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares outstanding, as of September 30, 2019, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2019, the Reporting Persons beneficially held approximately 9.6% of the total Shares outstanding and 11.0% of the Class A Ordinary Shares outstanding.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

(c) Except as described in Item 3 above or Item 6 below (each of which are incorporated into this Item 5(c) by reference) and this Item 5(c), there have been no transactions in the Shares by the Reporting Persons during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions in the Shares by any of the persons identified in Appendix A hereto during the past 60 days.

CUSIP No. 92763W103	SCHEDULE 13D	Page 5 of 7

The following table sets forth the transactions in the Shares effected by Tencent Mobility during the past 60 days.  All such transactions were effected in the open market by the purchase of ADSs. Tencent Mobility used funds from an affiliate, which is a wholly owned subsidiary of Tencent to purchase such shares.

Transaction Date	Number of ADSs Purchased	Representing Number of Shares	Weighted Average Price Per ADS
November 25, 2019	348,756	69,751	US$12.61
November 26, 2019	323,763	64,753	US$12.63
November 27, 2019	227,439	45,488	US$12.96
November 29, 2019	396,014	79,203	US$12.80
December 2, 2019	704,674	140,935	US$12.71
December 3, 2019	1,417,558	283,512	US$12.82
December 4, 2019	681,948	136,390	US$12.89
December 5, 2019	672,235	134,447	US$13.07
December 6, 2019	312,454	62,491	US$13.42
December 9, 2019	778,000	155,600	US$13.41
December 13, 2019	610,000	122,000	US$13.68

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 92763W103	SCHEDULE 13D	Page 6 of 7

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated December 16, 2019, between Tencent Mobility Limited and Tencent Holdings Limited

Exhibit 2:	Subscription Agreement, dated December 17, 2017, among Vipshop Holdings Limited, Tencent Mobility Limited and Windcreek Limited*

Exhibit 3:
Investor Rights Agreement, dated December 29, 2017, among Vipshop Holdings Limited, Mr. Eric Ya Shen, Mr. Arthur Xiabo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Tencent Mobility and Windcreek Limited*

Exhibit 4:	English translation of Business Cooperation Agreement, dated December 17, 2017, between Shenzhen Tencent Computer Systems Company Limited and Vipshop Holdings Limited*

* Previously filed.

CUSIP No. 92763W103	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2019
TENCENT MOBILITY LIMITED

By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
	Title:	Authorized Officer

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
	Title:	Executive Director and President

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT MOBILITY LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Mobility Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility Limited.

Name	Citizenship	Title

Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

 EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President